

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
NET LOSS OF $6.2 MILLION FOR THIRD QUARTER 2011

- Special $25 million loan loss provision drove net loss
- Excluding this special provision, net income was $8.8 million, or 10 cents per share
- Net interest margin rose 14 basis points on lower deposit pricing
- Core transaction deposits up 16 percent on an annualized basis

BLAIRSVILLE, GA – October 27, 2011 – United Community Banks, Inc. (NASDAQ: UCBI) today reported a net loss of $6.2 million, or 16 cents per share, for the third quarter of 2011. The third quarter net loss resulted from a special loan loss provision of $25 million, or 26 cents per share, recorded in connection with the nonaccrual classification of United's largest loan relationship, which was announced earlier. Excluding this special provision, net income was $8.8 million, or 10 cents per share.

The year-to-date net loss of $141 million primarily reflects significant credit costs in the first quarter incurred in connection with the Company's problem asset disposition plan. The plan was executed in conjunction with raising $380 million of new capital on March 30, 2011.

"We believe the loss was an isolated situation that does not reflect deterioration in the remainder of our loan portfolio," stated Jimmy Tallent, president and chief executive officer. "Aside from this one relationship, which we have been watching closely for several quarters, our credit quality continued to improve and stabilize in the third quarter."

Total loans were $4.1 billion at quarter-end, down $53 million from the end of the second quarter and down $650 million from a year earlier. "The $53 million decrease during the third quarter was up from the $31 million decrease during the second quarter, but still represents the second lowest quarterly decrease in loan balances since the first quarter of 2008," stated Tallent. "We remain confident that soon we can once again begin to grow our loan portfolio. We are encouraged to have $141 million of new loan commitments, with $88 million funded, during the third quarter. The majority were commercial loans."

The third quarter provision for loan losses was $36 million, up from $11 million in the second quarter, but down from $50.5 million a year ago. Included in the third quarter provision was the previously announced $25 million special provision for the Company's largest lending relationship. Net charge-offs for the third quarter were $17.5 million, compared to $16.4 million for the second quarter but down from $50.0 million a year ago. Second quarter net charge-offs included a $7.3 million recovery from an April 18 bulk loan sale transaction. Excluding that recovery, third quarter net charge-offs declined $6.2 million from last quarter.

Nonperforming assets increased $70 million to $189 million at quarter-end. The increase reflects placing the previously mentioned $76.6 million loan on nonaccrual.

Taxable equivalent net interest revenue of $59.3 million increased $335,000 from the second quarter. Compared with the third quarter of 2010, net interest revenue declined $733,000, primarily due to a $702 million reduction in average loan balances that was significantly offset by lower funding costs and deposit rates. Net interest margin was 3.55 percent for the third quarter of 2011, down two basis points from a year ago and up 14 basis points from the second quarter.

"Growing loans and deposits are key initiatives to further building core earnings," Tallent commented. "The weak economy has created a highly competitive environment for good, quality loans and we are working diligently to get our share. We have had tremendous success in gathering core transaction deposits – increasing the balance $112 million from the second quarter, or 16 percent on an annualized basis. This was the eleventh consecutive quarter of growth in core transaction deposits, which now represents 48 percent of total deposits compared to 30 percent at the end of 2008."

Fee revenue was $11.5 million in the third quarter of 2011, compared to $12.9 million a year ago and $13.9 million last quarter. Service charges and fees were $7.5 million, down $114,000 from a year ago, due primarily to lower overdraft fees of $886,000 resulting from regulatory changes last year that required customers to provide consent before using overdraft services. Mostly offsetting this reduction in overdraft fees was an increase of $785,000 in ATM and debit card usage fees. Mortgage fees of $1.1 million were down $923,000 from a year ago and up $196,000 from last quarter. The decrease from last year was due to the lower level of refinancing activities. Other fee revenue of $2.0 million reflected a decrease of $173,000 from a year ago and $2.7 million from the second quarter. The decrease from the second quarter was primarily due to the accelerated recognition of deferred gains relating to the ineffectiveness of terminated cash flow hedges on certain prime-based loans. Hedge ineffectiveness gains recognized in the third quarter were $575,000 compared with $2.8 million in the second quarter of 2011 and $336,000 in the third quarter of 2010. Also contributing to the decrease in other fee revenue from the second quarter and a year ago was a change in the market value of deferred compensation plan assets which accounted for $393,000 and $657,000 of the decrease in other fee revenue from the second quarter of 2011 and the third quarter of 2010, respectively.

Excluding foreclosed property costs and the goodwill impairment charge in 2010, third quarter 2011 operating expenses were $43.7 million, down from both the second quarter of 2011 and third quarter of 2010 by $3.1 million and $1.4 million, respectively. The decreases were mostly in FDIC assessments and the other expense category. FDIC assessments and other regulatory charges of $2.6 million were down $1.0 million from the second quarter and $653,000 from a year ago primarily due to the new asset based formula and a lower assessment rate. The decrease in the other expense category was mostly due to lower collections costs. Salary and benefit costs totaled $25.3 million, a $371,000 increase from last year and a $1.2 million decrease from the second quarter due to staff reductions and related severance costs.

Foreclosed property costs for the third quarter of 2011 were $2.8 million as compared to $1.9 million last quarter and $19.8 million a year ago. The third quarter of 2011 included $1.8 million for maintenance of foreclosed properties and $1.0 million in net losses and write-downs on properties. For the second quarter of 2011, foreclosed property costs were almost entirely for maintenance costs. The third quarter of 2010 included $14.2 million of net write-downs and losses and $5.6 million of maintenance costs.

The effective tax rate for the third quarter of 2011 was 49 percent, up from the 40 percent effective tax rate for the first and second quarters of 2011. The tax benefit in the third quarter includes the release of approximately $1.1 million in reserves for uncertain tax positions relating to state tax returns whose limitations have expired. Excluding the reserve release, the third quarter effective tax rate would have been 40 percent. The effective tax rate is expected to return to a normal range of 35 to 36 percent with expected profitability for 2012.

As of September 30, 2011, the capital ratios for United were as follows: Tier 1 Risk-Based of 14.0 percent; Tier 1 Leverage of 9.0 percent; and Total Risk-Based of 15.8 percent. The quarterly average tangible equity-to-assets ratio was 11.8 percent, and the tangible common equity-to-assets ratio was 9.1 percent.

"Reporting a third quarter loss after achieving profitability last quarter is disappointing, but must be put into context," Tallent said. "Our objective is to deal aggressively and decisively with credit issues as they are identified. The large classification during the quarter was an isolated situation that we do not believe indicates a trend. Excluding this one item, our credit metrics continued to improve and we are on the right path to be profitable next quarter and into 2012."

Tallent added, "United has been working diligently with the SEC to resolve comments regarding our net deferred tax asset made during their review of two resale registration statements and related periodic reports. The SEC has inquired as to the necessity of an additional deferred tax asset valuation allowance. We continue to believe an additional valuation allowance is not required based on our expectation that, more likely than not, we will realize all of our net deferred tax assets many years prior to their expiration. However, considering the SEC's inquiry, it is possible we could be required to record a valuation allowance."

Conference Call

United Community Banks will hold a conference call today, Thursday, October 27, 2011, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 14298726. The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of the company's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $7.2 billion and operates 27 community banks with 105 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The Company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the Company's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial United's outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those anticipated in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Risk Factors" of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

###

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2011 Third Quarter	2011 Second Quarter	2011 First Quarter	2010 Fourth Quarter	2010 Third Quarter	Third Quarter 2011-2010 Change	For the Nine Months Ended 2011	For the Nine Months Ended 2010	YTD 2011-2010 Change
INCOME SUMMARY									
Interest revenue	$ 74,543	$ 76,931	$ 75,965	$ 81,215	$ 84,360		$ 227,439	$ 261,908	
Interest expense	15,262	17,985	19,573	21,083	24,346		52,820	78,988	
Net interest revenue	59,281	58,946	56,392	60,132	60,014	(1) %	174,619	182,920	(5) %
Operating provision for loan losses [1]	36,000	11,000	190,000	47,750	50,500		237,000	187,000	
Fee revenue [2]	11,498	13,905	11,838	12,442	12,861	(11)	37,241	36,106	3
Total operating revenue [1][2]	34,779	61,851	(121,770)	24,824	22,375		(25,140)	32,026	
Operating expenses [3]	46,520	48,728	115,271	64,918	64,906	(28)	210,519	178,034	18
Loss on sale of nonperforming assets	-	-	-	-	-		-	45,349	
Operating (loss) income from continuing operations before income taxes	(11,741)	13,123	(237,041)	(40,094)	(42,531)	(72)	(235,659)	(191,357)	23
Operating income tax (benefit) expense	(5,539)	5,506	(94,555)	(16,520)	(16,706)		(94,588)	(71,542)	
Net operating (loss) income from continuing operations [1][2][3]	(6,202)	7,617	(142,486)	(23,574)	(25,825)	(76)	(141,071)	(119,815)	18
Noncash goodwill impairment charges	-	-	-	-	(210,590)		-	(210,590)	
Partial reversal of fraud loss provision, net of income tax	-	-	-	7,179	-		-	-	
Loss from discontinued operations, net of income tax	-	-	-	-	-		-	(101)	
Gain from sale of subsidiary, net income tax	-	-	-	-	-		-	1,266	
Net (loss) income	(6,202)	7,617	(142,486)	(16,395)	(236,415)	(97)	(141,071)	(329,240)	(57)
Preferred dividends and discount accretion	3,019	3,016	2,778	2,586	2,581		8,813	7,730	
Net (loss) income available to common shareholders	$ (9,221)	$ 4,601	$ (145,264)	$ (18,981)	$ (238,996)		$ (149,884)	$ (336,970)	
PERFORMANCE MEASURES									
Per common share:									
Diluted operating (loss) income from continuing operations [1][2][3]	$ (.16)	$ .08	$ (7.87)	$ (1.38)	$ (1.50)	(89)	$ (4.41)	$ (6.75)	(35)
Diluted (loss) income from continuing operations	(.16)	.08	(7.87)	(1.00)	(12.62)	(99)	(4.41)	(17.89)	(75)
Diluted (loss) income	(.16)	.08	(7.87)	(1.00)	(12.62)	(99)	(4.41)	(17.82)	(75)
Book value	11.37	11.59	14.78	24.18	25.70	(56)	11.37	25.70	(56)
Tangible book value [5]	11.26	11.47	14.44	23.78	25.26	(55)	11.26	25.26	(55)
Key performance ratios:									
Return on equity [4][6]	(5.72) %	5.34 %	(147.11) %	(17.16) %	(148.04) %		(43.31) %	(65.69) %	
Return on assets [6]	(.34)	.40	(7.61)	(.89)	(12.47)		(2.52)	(5.70)	
Net interest margin [6]	3.55	3.41	3.30	3.58	3.57		3.42	3.56	
Operating efficiency ratio from continuing operations [2][3]	65.73	66.88	169.08	89.45	89.38		99.39	102.14	
Equity to assets	11.83	11.21	8.82	8.85	11.37		10.61	11.70	
Tangible equity to assets [5]	11.76	11.13	8.73	8.75	9.19		10.53	9.28	
Tangible common equity to assets [5]	9.09	4.79	5.51	6.35	6.78		6.44	6.94	
Tangible common equity to risk-weighted assets [5]	14.41	14.26	6.40	9.05	9.60		14.41	9.60	
ASSET QUALITY *									
Non-performing loans	$ 144,484	$ 71,065	$ 83,769	$ 179,094	$ 217,766		$ 144,484	$ 217,766	
Foreclosed properties	44,263	47,584	54,378	142,208	129,964		44,263	129,964	
Total non-performing assets (NPAs)	188,747	118,649	138,147	321,302	347,730		188,747	347,730	
Allowance for loan losses	146,092	127,638	133,121	174,695	174,613		146,092	174,613	
Operating net charge-offs [1]	17,546	16,483	231,574	47,668	49,998		265,603	167,989	
Allowance for loan losses to loans	3.55 %	3.07 %	3.17 %	3.79 %	3.67 %		3.55 %	3.67 %	
Operating net charge-offs to average loans [1][6]	1.68	1.58	20.71	4.03	4.12		8.28	4.54	
NPAs to loans and foreclosed properties	4.54	2.82	3.25	6.77	7.11		4.54	7.11	
NPAs to total assets	2.64	1.60	1.73	4.32	4.96		2.64	4.96	
AVERAGE BALANCES *($ in millions)*									
Loans	$ 4,194	$ 4,266	$ 4,599	$ 4,768	$ 4,896	(14)	$ 4,352	$ 5,026	(13)
Investment securities	2,150	2,074	1,625	1,354	1,411	52	1,952	1,487	31
Earning assets	6,630	6,924	6,902	6,680	6,676	(1)	6,817	6,870	(1)
Total assets	7,261	7,624	7,595	7,338	7,522	(3)	7,492	7,723	(3)
Deposits	6,061	6,372	6,560	6,294	6,257	(3)	6,329	6,399	(1)
Shareholders' equity	859	854	670	649	855	-	795	904	(12)
Common shares - basic *(thousands)*	57,599	25,427	18,466	18,984	18,936		33,973	18,905	
Common shares - diluted *(thousands)*	57,599	57,543	18,466	18,984	18,936		33,973	18,905	
AT PERIOD END *($ in millions)*									
Loans *	$ 4,110	$ 4,163	$ 4,194	$ 4,604	$ 4,760	(14)	$ 4,110	$ 4,760	(14)
Investment securities	2,123	2,188	1,884	1,490	1,310	62	2,123	1,310	62
Total assets	7,159	7,410	7,974	7,443	7,013	2	7,159	7,013	2
Deposits	6,005	6,183	6,598	6,469	5,999	-	6,005	5,999	-
Shareholders' equity	848	860	850	636	662	28	848	662	28
Common shares outstanding *(thousands)*	57,510	57,469	20,903	18,937	18,887		57,510	18,887	

[1] Excludes the partial reversal of a previously established provision for fraud-related loan losses of $11.8 million, net of tax expense of $4.6 million in the fourth quarter of 2010. Operating charge-offs also exclude the $11.8 million related partial recovery of the previously charged off amount. [2] Excludes revenue generated by discontinued operations in the first quarter of 2010. [3] Excludes the goodwill impairment charge of $211 million in the third quarter of 2010 and expenses relating to discontinued operations in the first quarter of 2010. [4] Net loss available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [5] Excludes effect of acquisition related intangibles and associated amortization. [6] Annualized.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Operating Earnings to GAAP Earnings Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2011 Third Quarter	2011 Second Quarter	2011 First Quarter	2010 Fourth Quarter	2010 Third Quarter	For the Nine Months Ended 2011	For the Nine Months Ended 2010
Interest revenue reconciliation							
Interest revenue - taxable equivalent	$ 74,543	$ 76,931	$ 75,965	$ 81,215	$ 84,360	$ 227,439	$ 261,908
Taxable equivalent adjustment	(420)	(429)	(435)	(497)	(511)	(1,284)	(1,504)
Interest revenue (GAAP)	$ 74,123	$ 76,502	$ 75,530	$ 80,718	$ 83,849	$ 226,155	$ 260,404
Net interest revenue reconciliation							
Net interest revenue - taxable equivalent	$ 59,281	$ 58,946	$ 56,392	$ 60,132	$ 60,014	$ 174,619	$ 182,920
Taxable equivalent adjustment	(420)	(429)	(435)	(497)	(511)	(1,284)	(1,504)
Net interest revenue (GAAP)	$ 58,861	$ 58,517	$ 55,957	$ 59,635	$ 59,503	$ 173,335	$ 181,416
Provision for loan losses reconciliation							
Operating provision for loan losses	$ 36,000	$ 11,000	$ 190,000	$ 47,750	$ 50,500	$ 237,000	$ 187,000
Partial reversal of special fraud-related provision for loan loss	-	-	-	(11,750)	-	-	-
Provision for loan losses (GAAP)	$ 36,000	$ 11,000	$ 190,000	$ 36,000	$ 50,500	$ 237,000	$ 187,000
Total revenue reconciliation							
Total operating revenue	$ 34,779	$ 61,851	$ (121,770)	$ 24,824	$ 22,375	$ (25,140)	$ 32,026
Taxable equivalent adjustment	(420)	(429)	(435)	(497)	(511)	(1,284)	(1,504)
Partial reversal of special fraud-related provision for loan loss	-	-	-	11,750	-	-	-
Total revenue (GAAP)	$ 34,359	$ 61,422	$ (122,205)	$ 36,077	$ 21,864	$ (26,424)	$ 30,522
Expense reconciliation							
Operating expense	$ 46,520	$ 48,728	$ 115,271	$ 64,918	$ 64,906	$ 210,519	$ 223,383
Noncash goodwill impairment charge	-	-	-	-	210,590	-	210,590
Operating expense (GAAP)	$ 46,520	$ 48,728	$ 115,271	$ 64,918	$ 275,496	$ 210,519	$ 433,973
(Loss) income from continuing operations before taxes reconciliation							
Operating (loss) income from continuing operations before taxes	$ (11,741)	$ 13,123	$ (237,041)	$ (40,094)	$ (42,531)	$ (235,659)	$ (191,357)
Taxable equivalent adjustment	(420)	(429)	(435)	(497)	(511)	(1,284)	(1,504)
Noncash goodwill impairment charge	-	-	-	-	(210,590)	-	(210,590)
Partial reversal of special fraud-related provision for loan loss	-	-	-	11,750	-	-	-
(Loss) income from continuing operations before taxes (GAAP)	$ (12,161)	$ 12,694	$ (237,476)	$ (28,841)	$ (253,632)	$ (236,943)	$ (403,451)
Income tax (benefit) expense reconciliation							
Operating income tax (benefit) expense	$ (5,539)	$ 5,506	$ (94,555)	$ (16,520)	$ (16,706)	$ (94,588)	$ (71,542)
Taxable equivalent adjustment	(420)	(429)	(435)	(497)	(511)	(1,284)	(1,504)
Partial reversal of special fraud-related provision for loan loss	-	-	-	4,571	-	-	-
Income tax (benefit) expense (GAAP)	$ (5,959)	$ 5,077	$ (94,990)	$ (12,446)	$ (17,217)	$ (95,872)	$ (73,046)
Diluted (loss) earnings from continuing operations per common share reconciliation							
Diluted operating (loss) earnings from continuing operations per common share	$ (.16)	$ .08	$ (7.87)	$ (1.38)	$ (1.50)	$ (4.41)	$ (6.75)
Noncash goodwill impairment charge	-	-	-	-	(11.12)	-	(11.14)
Partial reversal of special fraud-related provision for loan loss	-	-	-	.38	-	-	-
Diluted (loss) earnings from continuing operations per common share (GAAP)	$ (.16)	$ .08	$ (7.87)	$ (1.00)	$ (12.62)	$ (4.41)	$ (17.89)
Book value per common share reconciliation							
Tangible book value per common share	$ 11.26	$ 11.47	$ 14.44	$ 23.78	$ 25.26	$ 11.26	$ 25.26
Effect of goodwill and other intangibles	.11	.12	.34	.40	.44	.11	.44
Book value per common share (GAAP)	$ 11.37	$ 11.59	$ 14.78	$ 24.18	$ 25.70	$ 11.37	$ 25.70
Efficiency ratio from continuing operations reconciliation							
Operating efficiency ratio from continuing operations	65.73 %	66.88 %	169.08 %	89.45 %	89.38 %	99.39 %	102.14 %
Noncash goodwill impairment charge	-	-	-	-	290.00	-	96.29
Efficiency ratio from continuing operations (GAAP)	65.73 %	66.88 %	169.08 %	89.45 %	379.38 %	99.39 %	198.43 %
Average equity to assets reconciliation							
Tangible common equity to assets	9.09 %	4.79 %	5.51 %	6.35 %	6.78 %	6.44 %	6.94 %
Effect of preferred equity	2.67	6.34	3.22	2.40	2.41	4.09	2.34
Tangible equity to assets	11.76	11.13	8.73	8.75	9.19	10.53	9.28
Effect of goodwill and other intangibles	.07	.08	.09	.10	2.18	.08	2.42
Equity to assets (GAAP)	11.83 %	11.21 %	8.82 %	8.85 %	11.37 %	10.61 %	11.70 %
Actual tangible common equity to risk-weighted assets reconciliation							
Tangible common equity to risk-weighted assets	14.41 %	14.26 %	6.40 %	9.05 %	9.60 %	14.41 %	9.60 %
Effect of other comprehensive income	(.58)	(.65)	(.58)	(.62)	(.81)	(.58)	(.81)
Effect of deferred tax limitation	(5.34)	(5.04)	(5.10)	(3.34)	(2.94)	(5.34)	(2.94)
Effect of trust preferred	1.18	1.14	1.12	1.06	1.06	1.18	1.06
Effect of preferred equity	4.30	4.17	5.97	3.52	3.51	4.30	3.51
Tier I capital ratio (Regulatory)	13.97 %	13.88 %	7.81 %	9.67 %	10.42 %	13.97 %	10.42 %
Net charge-offs reconciliation							
Operating net charge-offs	$ 17,546	$ 16,483	$ 231,574	$ 47,668	$ 49,998	$ 265,603	$ 167,989
Subsequent partial recovery of fraud-related charge-off	-	-	-	(11,750)	-	-	-
Net charge-offs (GAAP)	$ 17,546	$ 16,483	$ 231,574	$ 35,918	$ 49,998	$ 265,603	$ 167,989
Net charge-offs to average loans reconciliation							
Operating net charge-offs to average loans	1.68 %	1.58 %	20.71 %	4.03 %	4.12 %	8.28 %	4.54 %
Subsequent partial recovery of fraud-related charge-off	-	-	-	(1.00)	-	-	-
Net charge-offs to average loans (GAAP)	1.68 %	1.58 %	20.71 %	3.03 %	4.12 %	8.28 %	4.54 %
Net (loss) income reconciliation							
Net income excluding special provision	$ 8,798						
Effect of special provision for loan losses on largest lending relationship	(15,000)						
Net loss (GAAP)	$ (6,202)						
Net (loss) income per diluted share reconciliation							
Net income per diluted share excluding special provision	$ .10						
Effect of special provision for loan losses on largest lending relationship	(.26)						
Net loss per diluted share (GAAP)	$ (.16)						

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2011 Third Quarter		2011 Second Quarter		2011 First Quarter		2010 Fourth Quarter		2010 Third Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Commercial (sec.by RE)	$	1,771	$	1,742	$	1,692	$	1,761	$	1,781	$	29	$	(10)
Commercial construction		169		195		213		297		310		(26)		(141)
Commercial & industrial		429		428		431		441		456		1		(27)
Total commercial		2,369		2,365		2,336		2,499		2,547		4		(178)
Residential construction		474		502		550		695		764		(28)		(290)
Residential mortgage		1,150		1,177		1,187		1,279		1,316		(27)		(166)
Consumer / installment		117		119		121		131		133		(2)		(16)
Total loans	$	4,110	$	4,163	$	4,194	$	4,604	$	4,760		(53)		(650)
LOANS BY MARKET														
Atlanta MSA	$	1,192	$	1,188	$	1,179	$	1,310	$	1,365		4		(173)
Gainesville MSA		272		275		282		312		316		(3)		(44)
North Georgia		1,478		1,500		1,531		1,689		1,755		(22)		(277)
Western North Carolina		607		626		640		702		719		(19)		(112)
Coastal Georgia		316		325		312		335		345		(9)		(29)
East Tennessee		245		249		250		256		260		(4)		(15)
Total loans	$	4,110	$	4,163	$	4,194	$	4,604	$	4,760		(53)		(650)
RESIDENTIAL CONSTRUCTION														
Dirt loans														
Acquisition & development	$	97	$	105	$	116	$	174	$	190		(8)		(93)
Land loans		60		62		69		99		104		(2)		(44)
Lot loans		216		218		228		275		303		(2)		(87)
Total		373		385		413		548		597		(12)		(224)
House loans														
Spec		64		74		88		97		109		(10)		(45)
Sold		37		43		49		50		58		(6)		(21)
Total		101		117		137		147		167		(16)		(66)
Total residential construction	$	474	$	502	$	550	$	695	$	764		(28)		(290)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA														
Dirt loans														
Acquisition & development	$	19	$	20	$	22	$	30	$	34		(1)		(15)
Land loans		15		16		19		23		27		(1)		(12)
Lot loans		22		22		24		32		45		-		(23)
Total		56		58		65		85		106		(2)		(50)
House loans														
Spec		28		30		34		38		42		(2)		(14)
Sold		8		9		11		10		11		(1)		(3)
Total		36		39		45		48		53		(3)		(17)
Total residential construction	$	92	$	97	$	110	$	133	$	159		(5)		(67)

[1] Excludes total loans of $57.8 million, $70.8 million, $63.3 million, $68.2 million and $75.2 million as of September 30, 2011, June 30, 2011, March 31, 2011, December 31, 2010 and September 30, 2010, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Third Quarter 2011 Non-performing Loans	Third Quarter 2011 Foreclosed Properties	Third Quarter 2011 Total NPAs	Second Quarter 2011 Non-performing Loans	Second Quarter 2011 Foreclosed Properties	Second Quarter 2011 Total NPAs	First Quarter 2011 [2] Non-performing Loans	First Quarter 2011 [2] Foreclosed Properties	First Quarter 2011 [2] Total NPAs
NPAs BY CATEGORY									
Commercial (sec.by RE)	$ 21,998	$ 8,880	$ 30,878	$ 17,764	$ 6,796	$ 24,560	$ 20,648	$ 7,886	$ 28,534
Commercial construction	11,370	5,862	17,232	2,782	6,764	9,546	3,701	11,568	15,269
Commercial & industrial	53,009	-	53,009	1,998	-	1,998	2,198	-	2,198
Total commercial	86,377	14,742	101,119	22,544	13,560	36,104	26,547	19,454	46,001
Residential construction	34,472	21,561	56,033	22,643	24,968	47,611	32,038	25,807	57,845
Residential mortgage	22,671	7,960	30,631	24,809	9,056	33,865	23,711	9,117	32,828
Consumer / installment	964	-	964	1,069	-	1,069	1,473	-	1,473
Total NPAs	$ 144,484	$ 44,263	$ 188,747	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147
Balance as a % of Unpaid Principal	77.8%	33.4%	59.3%	64.5%	32.6%	46.3%	57.3%	30.3%	42.4%
NPAs BY MARKET									
Atlanta MSA	$ 13,350	$ 12,971	$ 26,321	$ 14,700	$ 11,239	$ 25,939	$ 21,501	$ 16,913	$ 38,414
Gainesville MSA	5,311	2,495	7,806	4,505	3,174	7,679	4,332	2,157	6,489
North Georgia	105,078	17,467	122,545	28,117	21,278	49,395	30,214	23,094	53,308
Western North Carolina	13,243	7,941	21,184	15,153	8,953	24,106	18,849	7,802	26,651
Coastal Georgia	5,600	2,354	7,954	5,357	2,564	7,921	5,847	3,781	9,628
East Tennessee	1,902	1,035	2,937	3,233	376	3,609	3,026	631	3,657
Total NPAs	$ 144,484	$ 44,263	$ 188,747	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147
NPA ACTIVITY									
Beginning Balance	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302
Loans placed on non-accrual	103,365	-	103,365	35,911	-	35,911	54,730	-	54,730
Payments received	(3,995)	-	(3,995)	(7,702)	-	(7,702)	(3,550)	-	(3,550)
Loan charge-offs	(15,335)	-	(15,335)	(18,888)	-	(18,888)	(43,969)	-	(43,969)
Foreclosures	(10,616)	10,616	-	(22,025)	22,025	-	(17,052)	17,052	-
Capitalized costs	-	818	818	-	20	20	-	270	270
Note / property sales	-	(13,787)	(13,787)	-	(28,939)	(28,939)	(11,400)	(44,547)	(55,947)
Loans held for sale	-	-	-	-	-	-	(74,084)	-	(74,084)
Write downs	-	(1,772)	(1,772)	-	(3,118)	(3,118)	-	(48,585)	(48,585)
Net gains (losses) on sales	-	804	804	-	3,218	3,218	-	(12,020)	(12,020)
Ending Balance	$ 144,484	$ 44,263	$ 188,747	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147

(in thousands)	Third Quarter 2011 Net Charge-Offs	Third Quarter 2011 Net Charge-Offs to Average Loans [4]	Second Quarter 2011 [3] Net Charge-Offs	Second Quarter 2011 [3] Net Charge-Offs to Average Loans [4]	First Quarter 2011 [3] Net Charge-Offs	First Quarter 2011 [3] Net Charge-Offs to Average Loans [4]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec.by RE)	$ 2,192	.50 %	$ 3,259	.76 %	$ 48,607	11.07 %
Commercial construction	1,625	3.54	869	1.70	49,715	76.95
Commercial & industrial	420	.39	523	.49	4,040	3.64
Total commercial	4,237	.71	4,651	.79	102,362	16.66
Residential construction	6,381	5.19	6,629	5.04	92,138	58.20
Residential mortgage	6,110	2.09	4,589	1.55	36,383	11.62
Consumer / installment	818	2.75	614	2.04	691	2.16
Total	$ 17,546	1.68	$ 16,483	1.58	$ 231,574	20.71
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 2,813	.94 %	$ 2,920	.99 %	$ 56,489	17.86 %
Gainesville MSA	1,804	2.64	2,318	3.36	8,616	11.93
North Georgia	8,124	2.16	6,575	1.72	123,305	29.66
Western North Carolina	3,608	2.31	3,522	2.21	26,447	15.61
Coastal Georgia	709	.88	815	1.02	12,003	14.80
East Tennessee	488	.78	333	.54	4,714	7.47
Total	$ 17,546	1.68	$ 16,483	1.58	$ 231,574	20.71

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] The NPA activity shown for the first quarter of 2011 is presented with all activity related to loans transferred to the loans held for sale classification on one line as if those loans were transferred to held for sale at the beginning of the period.

[3] Includes charge-offs on loans related to United's previously announced asset disposition plan. Such charge-offs severely distorted charge off rates for the first and second quarters of 2011. A separate schedule has been included in this earnings release presenting the components of net charge-offs by loan category and geographic market for the first and second quarters of 2011.

[4] Annualized.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Net Charge-Off Summary [1]

(in thousands)	Second Quarter 2011 Other	Problem Asset Disposition Plan	Total	First Quarter 2011 Other	Problem Asset Disposition Plan	Total	First Six Months 2011 Other	Problem Asset Disposition Plan	Total
BY CATEGORY									
Commercial (sec. by RE)	$ 4,972	$ (1,713)	$ 3,259	$ 2,842	$ 45,765	$ 48,607	$ 7,814	$ 44,052	$ 51,866
Commercial construction	2,201	(1,332)	869	1,146	48,569	49,715	3,347	47,237	50,584
Commercial & industrial	639	(116)	523	513	3,527	4,040	1,152	3,411	4,563
Total commercial	7,812	(3,161)	4,651	4,501	97,861	102,362	12,313	94,700	107,013
Residential construction	9,471	(2,842)	6,629	10,643	81,495	92,138	20,114	78,653	98,767
Residential mortgage	5,844	(1,255)	4,589	4,989	31,394	36,383	10,833	30,139	40,972
Consumer / installment	625	(11)	614	383	308	691	1,008	297	1,305
Total	$ 23,752	$ (7,269)	$ 16,483	$ 20,516	$ 211,058	$ 231,574	$ 44,268	$ 203,789	$ 248,057
BY MARKET									
Atlanta MSA	$ 4,875	$ (1,955)	$ 2,920	$ 3,296	$ 53,193	$ 56,489	$ 8,171	$ 51,238	$ 59,409
Gainesville MSA	2,576	(258)	2,318	954	7,662	8,616	3,530	7,404	10,934
North Georgia	10,360	(3,785)	6,575	8,544	114,761	123,305	18,904	110,976	129,880
Western North Carolina	4,263	(741)	3,522	6,749	19,698	26,447	11,012	18,957	29,969
Coastal Georgia	1,206	(391)	815	341	11,662	12,003	1,547	11,271	12,818
East Tennessee	472	(139)	333	632	4,082	4,714	1,104	3,943	5,047
Total	$ 23,752	$ (7,269)	$ 16,483	$ 20,516	$ 211,058	$ 231,574	$ 44,268	$ 203,789	$ 248,057

[1] This schedule presents net charge-offs by loan type and geographic market separated between those charge offs related to United's first quarter 2011 Problem Asset Disposition Plan including losses on loans sold in the bulk loan sale transaction that closed on April 18, 2011 and all other charge-offs. The charge-offs on the bulk loan sale recognized in the first quarter were estimated based on indicative bids from prospective buyers. Actual losses were less than estimated resulting in an adjustment to the loss in the second quarter.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Operations *(Unaudited)*

(in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2011	**2010**	**2011**	**2010**
Interest revenue:				
Loans, including fees	$ 59,294	$ 68,419	$ 181,359	$ 211,245
Investment securities, including tax exempt of $244, $279, $754 and $886	14,568	14,711	42,964	46,743
Federal funds sold, commercial paper and deposits in banks	261	719	1,832	2,416
Total interest revenue	74,123	83,849	226,155	260,404
Interest expense:				
Deposits:				
NOW	831	1,705	3,191	5,304
Money market	1,129	1,930	4,656	5,516
Savings	52	83	193	250
Time	9,086	16,099	31,813	54,015
Total deposit interest expense	11,098	19,817	39,853	65,085
Federal funds purchased, repurchase agreements and other short-term borrowings	1,081	1,068	3,197	3,162
Federal Home Loan Bank advances	441	796	1,601	2,747
Long-term debt	2,642	2,665	8,169	7,994
Total interest expense	15,262	24,346	52,820	78,988
Net interest revenue	58,861	59,503	173,335	181,416
Provision for loan losses	36,000	50,500	237,000	187,000
Net interest revenue after provision for loan losses	22,861	9,003	(63,665)	(5,584)
Fee revenue:				
Service charges and fees	7,534	7,648	21,862	23,088
Mortgage loan and other related fees	1,148	2,071	3,594	5,151
Brokerage fees	836	731	2,204	1,884
Securities gains, net	-	2,491	838	2,552
Loss from prepayment of debt	-	(2,233)	(791)	(2,233)
Other	1,980	2,153	9,534	5,664
Total fee revenue	11,498	12,861	37,241	36,106
Total revenue	34,359	21,864	(26,424)	30,522
Operating expenses:				
Salaries and employee benefits	25,262	24,891	76,622	72,841
Communications and equipment	3,284	3,620	10,006	10,404
Occupancy	3,794	3,720	11,673	11,370
Advertising and public relations	1,052	1,128	3,347	3,523
Postage, printing and supplies	1,036	1,019	3,239	3,009
Professional fees	2,051	2,117	7,731	6,238
Foreclosed property	2,813	19,752	69,603	45,105
FDIC assessments and other regulatory charges	2,603	3,256	11,660	10,448
Amortization of intangibles	748	793	2,270	2,389
Other	3,877	4,610	14,368	12,707
Goodwill impairment	-	210,590	-	210,590
Loss on sale of nonperforming assets	-	-	-	45,349
Total operating expenses	46,520	275,496	210,519	433,973
Loss from continuing operations before income taxes	(12,161)	(253,632)	(236,943)	(403,451)
Income tax benefit	(5,959)	(17,217)	(95,872)	(73,046)
Net loss from continuing operations	(6,202)	(236,415)	(141,071)	(330,405)
Loss from discontinued operations, net of income taxes	-	-	-	(101)
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	-	1,266
Net loss	(6,202)	(236,415)	(141,071)	(329,240)
Preferred stock dividends and discount accretion	3,019	2,581	8,813	7,730
Net loss available to common shareholders	$ (9,221)	$ (238,996)	$ (149,884)	$ (336,970)
Loss from continuing operations per common share - Basic	$ (.16)	$ (12.62)	$ (4.41)	$ (17.89)
Loss from continuing operations per common share - Diluted	(.16)	(12.62)	(4.41)	(17.89)
Loss per common share - Basic	(.16)	(12.62)	(4.41)	(17.82)
Loss per common share - Diluted	(.16)	(12.62)	(4.41)	(17.82)
Weighted average common shares outstanding - Basic	57,599	18,936	33,973	18,905
Weighted average common shares outstanding - Diluted	57,599	18,936	33,973	18,905

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	September 30, 2011		December 31, 2010		September 30, 2010	
	(unaudited)		*(audited)*		*(unaudited)*	
ASSETS						
Cash and due from banks	$	57,780	$	95,994	$	104,033
Interest-bearing deposits in banks		241,440		111,901		64,408
Federal funds sold, commercial paper and short-term investments		-		441,562		108,579
Cash and cash equivalents		299,220		649,457		277,020
Securities available for sale		1,769,083		1,224,417		1,053,518
Securities held to maturity (fair value $369,020, $267,988 and $263,012)		353,739		265,807		256,694
Mortgage loans held for sale		22,050		35,908		20,630
Loans, net of unearned income		4,109,875		4,604,126		4,759,504
Less allowance for loan losses		146,092		174,695		174,613
Loans, net		3,963,783		4,429,431		4,584,891
Assets covered by loss sharing agreements with the FDIC		83,623		131,887		144,581
Premises and equipment, net		176,839		178,239		178,842
Accrued interest receivable		19,744		24,299		24,672
Goodwill and other intangible assets		9,175		11,446		12,217
Foreclosed property		44,263		142,208		129,964
Net deferred tax asset		264,275		166,937		146,831
Other assets		153,329		183,160		183,189
Total assets	$	7,159,123	$	7,443,196	$	7,013,049
LIABILITIES AND SHAREHOLDERS' EQUITY						
Liabilities:						
Deposits:						
Demand	$	966,452	$	793,414	$	783,251
NOW		1,299,512		1,424,781		1,338,371
Money market		1,030,370		891,252		804,644
Savings		200,231		183,894		186,617
Time:						
Less than $100,000		1,393,559		1,496,700		1,498,379
Greater than $100,000		905,183		1,002,359		1,033,132
Brokered		209,998		676,772		354,243
Total deposits		6,005,305		6,469,172		5,998,637
Federal funds purchased, repurchase agreements, and other short-term borrowings		102,883		101,067		103,780
Federal Home Loan Bank advances		40,625		55,125		55,125
Long-term debt		120,206		150,146		150,126
Unsettled securities purchases		10,585		-		-
Accrued expenses and other liabilities		31,302		32,171		42,906
Total liabilities		6,310,906		6,807,681		6,350,574
Shareholders' equity:						
Preferred stock, $1 par value; 10,000,000 shares authorized;						
Series A; $10 stated value; 21,700 shares issued and outstanding		217		217		217
Series B; $1,000 stated value; 180,000 shares issued and outstanding		176,739		175,711		175,378
Series D; $1,000 stated value; 16,613 shares issued and outstanding		16,613		-		-
Common stock, $1 par value; 100,000,000 shares authorized;						
41,595,692, 18,937,001 and 18,886,660 shares issued and outstanding		41,596		18,937		18,887
Common stock, non-voting, $1 par value; 30,000,000 shares authorized;						
15,914,209 shares issued and outstanding		15,914		-		-
Common stock issuable; 88,501, 67,287 and 61,119 shares		3,590		3,894		3,961
Capital surplus		1,052,690		741,244		740,151
Accumulated deficit		(485,451)		(335,567)		(316,587)
Accumulated other comprehensive income		26,309		31,079		40,468
Total shareholders' equity		848,217		635,515		662,475
Total liabilities and shareholders' equity	$	7,159,123	$	7,443,196	$	7,013,049

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended September 30,

(dollars in thousands, taxable equivalent)	2011 Average Balance	2011 Interest	2011 Avg. Rate	2010 Average Balance	2010 Interest	2010 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$4,193,951	$ 59,394	5.62 %	$4,896,471	$ 68,540	5.55 %
Taxable securities [3]	2,125,154	14,324	2.70	1,384,682	14,431	4.17
Tax-exempt securities [1][3]	24,675	399	6.47	26,481	459	6.93
Federal funds sold and other interest-earning assets	286,194	426	.60	368,108	930	1.01
Total interest-earning assets	6,629,974	74,543	4.47	6,675,742	84,360	5.02
Non-interest-earning assets:						
Allowance for loan losses	(128,654)			(194,300)		
Cash and due from banks	53,500			107,825		
Premises and equipment	177,798			179,839		
Other assets [3]	528,461			752,780		
Total assets	$7,261,079			$7,521,886		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,258,929	831	.26	$1,318,779	1,705	.51
Money market	1,024,559	1,129	.44	781,903	1,930	.98
Savings	199,793	52	.10	186,123	83	.18
Time less than $100,000	1,448,024	4,539	1.24	1,541,772	7,190	1.85
Time greater than $100,000	940,864	3,456	1.46	1,065,789	5,506	2.05
Brokered	260,423	1,091	1.66	573,606	3,403	2.35
Total interest-bearing deposits	5,132,592	11,098	.86	5,467,972	19,817	1.44
Federal funds purchased and other borrowings	103,850	1,081	4.13	104,370	1,068	4.06
Federal Home Loan Bank advances	40,625	441	4.31	80,220	796	3.94
Long-term debt	138,457	2,642	7.57	150,119	2,665	7.04
Total borrowed funds	282,932	4,164	5.84	334,709	4,529	5.37
Total interest-bearing liabilities	5,415,524	15,262	1.12	5,802,681	24,346	1.66
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	928,788			789,231		
Other liabilities	57,427			74,482		
Total liabilities	6,401,739			6,666,394		
Shareholders' equity	859,340			855,492		
Total liabilities and shareholders' equity	$7,261,079			$7,521,886		
Net interest revenue		$ 59,281			$ 60,014	
Net interest-rate spread			3.35 %			3.36 %
Net interest margin [4]			3.55 %			3.57 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $37.9 million in 2011 and $45.4 million in 2010 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Nine Months Ended September 30,

	2011			2010		
(dollars in thousands, taxable equivalent)	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [(1)(2)]	$4,351,524	$181,422	5.57 %	$5,025,739	$211,399	5.62 %
Taxable securities [(3)]	1,926,365	42,210	2.92	1,458,120	45,857	4.19
Tax-exempt securities [(1)(3)]	25,178	1,234	6.53	28,470	1,450	6.79
Federal funds sold and other interest-earning assets	514,392	2,573	.67	357,881	3,202	1.19
Total interest-earning assets	6,817,459	227,439	4.46	6,870,210	261,908	5.09
Non-interest-earning assets:						
Allowance for loan losses	(145,689)			(191,888)		
Cash and due from banks	102,251			104,446		
Premises and equipment	178,694			180,936		
Other assets [(3)]	539,177			758,903		
Total assets	$7,491,892			$7,722,607		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,313,752	3,191	.32	$1,335,034	5,304	.53
Money market	977,863	4,656	.64	750,685	5,516	.98
Savings	194,433	193	.13	184,420	250	.18
Time less than $100,000	1,509,753	14,980	1.33	1,612,691	23,968	1.99
Time greater than $100,000	973,335	11,480	1.58	1,110,195	18,378	2.21
Brokered	475,687	5,353	1.50	650,588	11,669	2.40
Total interest-bearing deposits	5,444,823	39,853	.98	5,643,613	65,085	1.54
Federal funds purchased and other borrowings	102,711	3,197	4.16	103,697	3,162	4.08
Federal Home Loan Bank advances	49,442	1,601	4.33	100,727	2,747	3.65
Long-term debt	146,221	8,169	7.47	150,098	7,994	7.12
Total borrowed funds	298,374	12,967	5.81	354,522	13,903	5.24
Total interest-bearing liabilities	5,743,197	52,820	1.23	5,998,135	78,988	1.76
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	884,417			755,845		
Other liabilities	69,131			64,622		
Total liabilities	6,696,745			6,818,602		
Shareholders' equity	795,147			904,005		
Total liabilities and shareholders' equity	$7,491,892			$7,722,607		
Net interest revenue		$174,619			$182,920	
Net interest-rate spread			3.23 %			3.33 %
Net interest margin [(4)]			3.42 %			3.56 %

[(1)] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[(2)] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[(3)] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $32.4 million in 2011 and $44.1 million in 2010 are included in other assets for purposes of this presentation.

[(4)] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

United Community Banks, Inc.

Investor Presentation

Third Quarter 2011

Jimmy C. Tallent

President & CEO

Rex S. Schuette

EVP & CFO

rex_schuette@ucbi.com

(706) 781-2266

David P. Shearrow

EVP & CRO





Cautionary Statement

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s Annual Report filed on Form 10-K with the Securities and Exchange Commission.

U United Community Banks.

Non-GAAP Measures

This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core net interest margin, core net interest revenue, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, net interest revenue, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix of this presentation.

United Community Banks

Highlights Third Quarter

- **Special Loan Loss Provision**
  - Other credit trends stable or improving
- **Margin Improving With Lower Deposit Pricing**
- **Strong Core Deposit Growth**

United Community Banks.

LOAN PORTFOLIO & CREDIT QUALITY



Loan Portfolio *(total $4.11 billion)*

Geographic Diversity

$ in millions



Region	%	$
East Tennessee	6%	$245
Gainesville MSA	7%	$272
Coastal Georgia	8%	$316
Western North Carolina	14%	$607
Atlanta MSA	29%	$1,192
North Georgia	36%	$1,478



- $1.15B Residential Mortgage 28%
- $.47B Residential Construction 12%
- $.12B Installment 3%
- $2.37B Commercial 57%

United Community Banks®

Commercial Loans *(total $2.37 billion)*

Geographic Diversity

$ in millions



East Tennessee	6% $146
Gainesville MSA	7% $176
Western North Carolina	9% $202
Coastal Georgia	9% $210
North Georgia	30% $716
Atlanta MSA	39% $919



- $.17B Comm Const 7%
- $.43B C & I 18%
- $1.04B Owner Occupied 44%
- $.73B Income Producing 31%



Avg Loan Size (,000)

- Owner Occupied: 396
- Income Producing: 630
- C & I: 84
- Comm Constr: 450

Commercial Real Estate *(by loan type)*

(in millions)

Loan Type	September 30, 2011			
	Owner Occupied	Income Producing	Total	Percent
Office Buildings	$ 257	$ 206	$ 463	26 %
Retail	75	144	219	15
Small Warehouses/Storage	112	71	183	11
Churches	142	-	142	9
Hotels/Motels	-	91	91	5
Convenience Stores	64	20	84	4
Franchise / Restaurants	37	35	72	4
Multi-Residential Properties	-	64	64	4
Farmland	59	-	59	3
Manufacturing Facility	40	9	49	3
Auto Dealership/Service	44	6	50	3
Golf Course/Recreation	8	35	43	2
Daycare Facility	15	9	24	1
Carwash	21	1	22	1
Funeral Home	11	1	12	1
Other Small Business	152	42	194	8
Total	$ 1,037	$ 734	$ 1,771	

Portfolio Characteristics

- 59% owner-occupied

- Small business, doctors, dentists, attorneys, CPAs

- $12 million project limit

- Average Loan Size
  - $458 Composite CRE
  - $396 Owner Occupied
  - $630 Income Producing

United Community Banks®

Commercial Construction *(by loan type)*

(in millions)

Loan Type	June 30, 2011	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 67	40 %
Raw Land - Vacant (Unimproved)	60	36
Commercial Land Development	24	14
Golf Course/Country Club	6	4
Office Buildings	5	3
Churches	2	1
Warehouse	2	1
Miscellaneous Construction	3	1
Total Commercial Construction	$ 169	100 %

Portfolio Characteristics

- Average loan size: $450k

United Community Banks

Residential Mortgage *(total $1.15 billion)*

Geographic Diversity

$ in millions



- **Gainesville MSA** 6% $64
- **Coastal Georgia** 7% $76
- **East Tennessee** 7% $79
- **Atlanta MSA** 14% $160
- **Western North Carolina** 24% $292
- **North Georgia** 42% $479

0% 9% 17% 26% 34% 43%



$.30B Home Equity 26%

Avg loan size: $43k

$.85B Mortgage 74%

Avg loan size: $94k

Origination Characteristics
- No broker loans
- Policy Max LTV: 80-85%
- 51% of HE Primary Lien

Residential Construction *(total $.47 billion)*

Geographic Diversity

$ in millions



- East Tennessee 3% $13
- Coastal Georgia 5% $24
- Gainesville 5% $25
- Atlanta MSA 19% $91
- Western North Carolina 19% $92
- North Georgia 49% $230



Land

Construction

- $.06B Raw 13%
- $.10B Developing 20%
- $.04B Sold 8%
- $.06B Spec 13%
- $.21B Lot 46%

Average Loan Size

Spec	$219k	Develop	$622k
Sold	$131k	Raw Land	$155k
		Lot	$89k

United Community Banks.

Residential Construction – Total Company

(in millions)	3Q11	2Q11	1Q11	4Q10	3Q10	3Q11 vs. 3Q10
Land Loans						
Developing Land	$ 97	$ 105	$ 116	$ 174	$ 190	$ (93)
Raw Land	60	62	69	99	104	(44)
Lot Loans	216	218	228	275	303	(87)
Total	**373**	**385**	**413**	**548**	**597**	**(224)**
Construction Loans						
Spec	64	74	88	97	109	(45)
Sold	37	43	49	50	58	(21)
Total	**101**	**117**	**137**	**147**	**167**	**(66)**
Total Res Construction	**$ 474**	**$ 502**	**$ 550**	**$ 695**	**$ 764**	**$ (290)**
By Region						
Atlanta	$ 92	$ 97	$ 110	$ 133	$ 159	$ (67)
Gainesville MSA	25	25	26	36	35	(10)
North Georgia	229	249	266	339	368	(139)
North Carolina	92	95	106	140	149	(57)
Coastal Georgia	24	24	27	30	35	(11)
Tennessee	12	12	15	17	18	(6)
Total Res Construction	**$ 474**	**$ 502**	**$ 550**	**$ 695**	**$ 764**	**$ (290)**

United Community Banks

New Loans Funded – Category and Market

(in millions)

CATEGORY	2011 3Q	2011 YTD	MARKET	2011 3Q	2011 YTD
Commercial RE:			N. Georgia	$ 27.9	$ 83.3
Owner Occupied	$ 42.0	$ 92.7	Atlanta	35.4	82.3
Income Producing	9.8	42.0	Coastal Georgia	6.8	37.4
Total Commercial RE	51.8	134.7	North Carolina	6.2	18.0
Commercial C & I	13.4	38.2	Tennessee	5.9	12.3
Commercial Constr.	1.4	4.6	Gainesville	5.6	11.7
Residential	12.4	41.6	Total Markets	$ 87.8	$ 245.0
Residential Constr.	8.2	23.0			
Consumer	.6	2.9			
Total Categories	$ 87.8	$ 245.0			

United Community Banks.

Credit Quality

(in millions)

	3Q11	2Q11	1Q11	4Q10	3Q10
Operating Net Charge-offs[1]	$ 17.5	$ 16.5	$ 231.6	$ 47.7	$ 50.0
as % of Average Loans[1]	1.68 %	1.58 %	20.71 %	4.03 %	4.12 %
Allowance for Loan Losses	$ 146.1	$ 127.6	$ 133.1	$ 174.7	$ 174.6
as % of Total Loans	3.55 %	3.07 %	3.17 %	3.79 %	3.67 %
as % of NPLs	101	180	159	98	80
Past Due Loans (30 – 89 Days)	.70 %	.65 %	1.26 %	1.26 %	1.24 %
Non-Performing Loans	$ 144.5	$ 71.0	$ 83.7	$ 179.1	$ 217.8
OREO	44.2	47.6	54.4	142.2	129.9
Total NPAs	$ 188.7	$ 118.6	$ 138.1	$ 321.3	$ 347.7
Accruing TDRs	$ 69.8	$ 41.5	$ 44.4	$ 100.7	$ 54.5
As % of Original Principal Balance					
Non-Performing Loans[2]	62.2 %	64.5 %	57.3 %	67.2 %	70.0 %
OREO	33.4	32.6	30.3	64.4	65.9
Total NPAs					
as % of Total Assets	2.64	1.60	1.73	4.32	4.96
as % of Loans & OREO	4.54	2.82	3.25	6.77	7.11

(1) Excludes $11.75 million partial recovery of 2007 fraud loss in 4Q10.
(2) Excludes Single Loan Relationship that has $25 million Special Allowance in 3Q11; including this loan the ratio is 77.8%.

United Community Banks®

Quarterly NPL Inflows Since 2009 ($mm)



46.5% Decline from Peak

86.2% Decline without SLR*

*SLR – Single Loan Relationship $76.6 million added in Q3; excluding SLR NPL Inflow was $26.7 million

- Resi Construction
- Com. Construction
- Resi. Mortgage
- Com. RE
- Commercial
- Consumer

Total NPLs ($mm)



Net Charge-offs by Loan Category

(in thousands)

	3Q11		% of Average Loans (Annualized)		
	Total	% of Avg Loans	2Q11[1]	1Q11[1]	4Q10[2]
Commercial (Sec. by RE):					
Owner Occupied	$ 884	.34 %	.89 %	.89 %	.93 %
Income Producing	1,308	.71	1.54	.33	2.10
Total Comm (Sec. by RE)	2,192	.50	1.16	.65	1.45
Commercial Construction	1,625	3.54	4.31	1.77	5.12
Commercial & Industrial	420	.39	.59	.46	2.54
Total Commercial	4,237	.71	1.33	.73	2.09
Residential Construction	6,381	5.19	7.19	6.72	13.28
Residential Mortgage	6,110	2.09	1.97	1.59	2.80
Consumer/ Installment	818	2.75	2.07	1.19	2.06
Total Net Charge-offs	**$ 17,546**	**1.68**	**2.27**	**1.84**	**4.03**

(1) Calculated excluding losses related to asset disposition plans.
(2) Excludes $11.75 million partial recovery of 2007 fraud loss.

United Community Banks.

Net Charge-offs by Market

(in thousands)

	3Q11		% of Average Loans (Annualized)		
	Total	% of Avg Loans	2Q11[1]	1Q11[1]	4Q10[2]
Atlanta MSA	$ 2,813	.94 %	1.66 %	1.04 %	4.48 %
Gainesville MSA	1,804	2.64	3.73	1.32	4.37
North Georgia	8,124	2.16	2.71	2.06	4.26
Western North Carolina	3,608	2.31	2.67	3.98	2.87
Coastal Georgia	709	.88	1.52	0.42	4.27
East Tennessee	488	.78	.76	1.00	2.53
Total	**$ 17,546**	**1.68**	**2.27**	**1.84**	**4.03**

(1) Calculated excluding losses related to asset disposition plans.
(2) Excludes $11.75 million partial recovery of 2007 fraud loss.

United Community Banks

NPAs by Loan Category and Market

(in thousands)

LOAN CATEGORY	3Q11 NPLs	3Q11 OREO	3Q11 Total NPAs
Commercial (sec. by RE):			
Owner Occupied	$ 6,141	$ 5,827	$ 11,968
Income Producing	15,857	3,053	18,910
Commercial Construction	11,370	5,862	17,232
Commercial & Industrial	53,009	-	53,009
Total Commercial	**86,377**	**14,742**	**101,119**
Residential Construction	34,472	21,561	56,033
Residential Mortgage	22,671	7,960	30,631
Consumer/ Installment	964	-	964
Total	**$ 144,484**	**$ 44,263**	**$ 188,747**

MARKETS	3Q11 NPLs	3Q11 OREO	3Q11 Total NPAs
Atlanta MSA	$ 13,350	$ 12,971	$ 26,321
Gainesville MSA	5,311	2,495	7,806
North Georgia	105,078	17,467	122,545
Western N. Carolina	13,243	7,941	21,184
Coastal Georgia	5,600	2,354	7,954
East Tennessee	1,902	1,035	2,937
Total	**$ 144,484**	**$ 44,263**	**$ 188,747**

United Community Banks.



Core Earnings Summary

(In Thousands)

	3Q11	Variance - Incr / (Decr)	
		2Q11	3Q10
Net Interest Revenue	$ 59,281	$ 335	$ (733)
Fee Revenue	11,309	213	(687)
Gross Revenue	**70,590**	**548**	**(1,420)**
Operating Expense (Excl OREO)	44,093	(1,587)	(790)
Pre-Tax, Pre-Credit (Core)	**$ 26,497**	**$ 2,135**	**$ (630)**

Net Interest Margin	**3.55 %**	**.14**	**(.02) %**

United Community Banks

Net Interest Margin



NIM Characteristics

- **Core margin**
  -Up 14 bps vs. 2Q10
  -Credit costs flat

- **Maintained loan pricing**

- **Lowered core & CD pricing**

- **3Q Excess liquidity
  lowered Margin by 67 bps and
  76 bps in Q2**

(1) Excludes impact of reversal of interest on performing loans classified as held for sale – Q1 2011
(2) Excluding impact of nonaccrual loans, OREO and interest reversals

United Community Banks.

Margin – Credit Costs



Interest Reversals
Carry Cost of NPAs
Lost Interest on C/Os

Credit Costs Impacting Margin

- **Historically 8 to 12 bps**

- **Significant improvement with de-risking balance sheet first quarter**

- **Cost 3Q11 vs. Historical – 17 bps (annual earnings impact of $11.2 million)**

- **1 bps = $660 thousand in NIR**

*Excludes bulk loan sale impact of <u>10</u> bps

United Community Banks.

Key Drivers of Net Interest Revenue / Margin



6.0
5.0
4.0
3.0
2.0
1.0
.0
5.55
5.55
5.39
5.73
5.62
1.44
1.20
1.08
.99
.86
4.11
4.35
4.31
4.74
4.76
Loan Pricing Spreads
3Q10
4Q10
1Q11
2Q11
3Q11
Loan Yields
Average Rate on Interest Bearing Deposits

Positive Impact on Margin

- Holding loan pricing flat
- Actively lowering deposit pricing

Deposit Pricing, *Excluding Brokered Deposits*



Note – CD pricing reflects the quarterly average of new and renewed pricing for each quarter. MMDA / NOW pricing reflects the deposit yield for each quarter

Deposit Mix *(total $6.0 billion)*

($ in millions)

	3Q11	2Q11	3Q10	4Q08
Demand / NOW	$ 1,686	$ 1,620	$ 1,581	$ 1,457
MMDA / Savings	1,220	1,174	977	630
Core Transaction	**2,906**	**2,794**	**2,558**	**2,087**

+112   +348

14% Growth

+819

39% Growth

	3Q11	2Q11	3Q10	4Q08
Time < $100,000	1,387	1,503	1,492	1,945 ↓
Public Deposits	597	605	561	755
Total Core	**4,890**	**4,902**	**4,611**	**4,787**
Time >$100,000	867	936	971	1,336 ↓
Public Deposits	38	44	62	87
Total Customer	**5,795**	**5,882**	**5,644**	**6,210**
Brokered Deposits	210	301	352	793 ↓
Total Deposits	**$ 6,005**	**$ 6,183**	**$ 5,996**	**$ 7,003** ↓



3Q11 $6.0B

48%



4Q08 $7.0B

30%

United Community Banks®

Core Deposit Growth – Category and Market

(in millions, excluding public)

CATEGORY	2011 3Q	2011 YTD
Demand	$ 70.0	$ 176.9
NOW	(4.7)	(64.0)
MM Accounts	44.3	141.1
Savings	2.4	16.2
Total Categories	$ 112.0	$ 270.2

MARKET	2011 3Q	2011 YTD
N. Georgia	$ 33.2	$ 93.6
Atlanta	54.9	92.2
North Carolina	15.6	31.0
Coastal Georgia	6.1	25.5
Tennessee	3.5	19.1
Gainesville	(1.3)	8.8
Total Markets	$ 112.0	$ 270.2

United Community Banks

Fee Revenue - Core

(In Thousands)

	3Q11	Variance - Incr / (Decr)	
		2Q11	3Q10
NSF & Overdraft Fees	$ 3,541	$ (117)	$ (886)
ATM Fees	3,302	23	785
Other Service Charges	691	20	(13)
Total Service Charges and Fees	7,534	(74)	(114)
Mortgage Loan & Related Fees	1,148	196	(923)
Brokerage Fees	836	145	105
Other	1,791	(54)	245
Total	$ 11,309	$ 213	$ (687)

Excludes net securities gains and charges on prepayment of FHLB advances, hedge ineffectiveness gains and mark to market adjustments on United's deferred compensation plan assets.

United Community Banks.

Operating Expenses - Core

(In Thousands)

	3Q11	Variance - Incr / (Decr)	
		2Q11	3Q10
Salaries & Employee Benefits	$ 25,648	$ 369	1,028
Communications & Equipment	3,284	(94)	(336)
Occupancy	3,794	(11)	74
FDIC Assessment	2,603	(1,041)	(653)
Advertising & Public Relations	1,052	(265)	(76)
Postage, Printing & Supplies	1,036	(49)	17
Professional Fees	2,051	(299)	(66)
Other Expense	4,625	(197)	(778)
	$ 44,093	$ (1,587)	$ (790)

Excludes foreclosed property costs, goodwill impairment charge, and mark to market adjustments on United's deferred compensation plan liability.

United Community Banks

Net Operating Loss

(In Thousands)

	3Q11	2Q11	3Q10
Pre-Tax, Pre-Credit (Core)	$ **26,497**	$ **24,362**	$ **27,127**
Provision for Loan Loss	(36,000)	(11,000)	(50,500)
Foreclosed Property Costs:			
Write-downs	(1,772)	(3,118)	(7,051)
Gains (Losses) on Sales	804	3,218	(7,136)
Maintenance, Taxes, Etc.	(1,845)	(1,991)	(5,565)
Total Foreclosed Property Costs	(2,813)	(1,891)	(19,752)
Hedge Ineffectiveness Gains	575	2,810	336
Securities Gains, Net	-	783	2,491
Loans on Prepayment of FHLB Advances	-	(791)	(2,233)
Severance - RIF	-	(1,150)	-
Income Tax (Expense) Benefit	5,539	(5,506)	16,706
Net Operating Income (Loss)	$ **(6,202)**	$ **7,617**	$ **(25,825)**
Goodwill Impairment Charge	-	-	(210,590)
Net Income (Loss) Per Share	$ **(6,202)**	$ **7,617**	$ **(236,415)**
Net Income (Loss) Per Share	$ **(.16)**	$ **.08**	$ **(1.50)**

United Community Banks.

Net Income (Loss)

(In Thousands)

	3Q11	2Q11	3Q10
Net Income (Loss)	$ (6,202)	$ 7,617	$ (236,415)
Preferred Stock Dividends	(3,019)	(3,016)	(2,581)
Net Income (Loss) Avail to Common Shareholders	$ (9,221)	$ 4,601	$ (238,996)
Net Income (Loss) Per Share	$ (.16)	$ .08	$ (12.62)
Tangible Book Value	$ 11.26	$ 11.47	$ 25.26
Shares Outstanding (millions)	57.5	57.5	18.9

U UNITED United Community Banks®

Capital Ratios

	Capitalized	Guideline	SEP '11	JUN '11	MAR '11
Bank					
Tier 1 RBC	6 %	> 9 %	13.8 %	13.6 %	13.0 %
Total RBC	10	> 11	15.1	15.4	14.7
Leverage	5	> 8	8.8	8.5	8.3
Holding Company					
Tangible Equity to Assets			11.8	11.1	8.7
Tangible Common to Assets			9.1	8.9 *	8.4 **
Tier 1 RBC	6	> 9	14.0	13.9	7.7
Total RBC	10	> 11	15.8	16.4	15.3
Leverage	5	> 8	9.0	8.7	5.0

*Ratio calculated as of quarter-end. This ratio is normally calculated on average balances (4.8%) which
   causes it to appear low due to the timing of conversion of the Preferred Stock to Common Stock
**Shown as pro forma; as of March 31, 2011 the ratio was 5.5%



United at a Glance



TENNESSEE
KNOXVILLE
CHATTANOOGA
KINGSTON
LENOIR CITY
LOUDON
TELLICO VILLAGE
ALCOA
FARRAGUT
ATHENS
MADISONVILLE
CLEVELAND
NORTH CAROLINA
ASHEVILLE
WAYNESVILLE
HENDERSONVILLE
ETOWAH
BREVARD
CASHIERS
FRANKLIN
SYLVA
BRYSON CITY
CHEROKEE
ROBBINSVILLE
ANDREWS
MURPHY
HAYESVILLE
BAKERSVILLE
BURNSVILLE
NEWLAND
SPRUCE PINE
BLOWING ROCK
SOUTH CAROLINA
GREENVILLE
GEORGIA
ATLANTA
McCAYSVILLE
BLUE RIDGE
BLAIRSVILLE
HIAWASSEE
CLAYTON
HELEN
CLARKESVILLE
CORNELIA
CLEVELAND
DAHLONEGA
CLERMONT
ELLIJAY
JASPER
DAWSONVILLE
MURRAYVILLE
CUMMING
GAINESVILLE
CANTON
ALPHARETTA
JOHNS CREEK
BUFORD
COMMERCE
LAWRENCEVILLE
POWDER SPRINGS
MARIETTA
HIRAM
EMBRY HILLS
SNELLVILLE
MONROE
DOUGLASVILLE
VILLA RICA
CARROLLTON
UNION CITY
FAIRBURN
CONYERS
STOCKBRIDGE
MCDONOUGH
COVINGTON
TYRONE
FAYETTEVILLE
PEACHTREE CITY
LOCUST GROVE
NEWNAN
TRION
SUMMERVILLE
ADAIRSVILLE
ROME
CARTERSVILLE
CAVE SPRING
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
WAYCROSS
BRUNSWICK
ST. SIMONS
FLORIDA
JACKSONVILLE

- Assets $7.2 Billion
- Deposits $6.0 Billion
- Banks 27
- Offices 105

United Community Banks

Experienced Proven Leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	37
Guy Freeman	Chief Operating Officer	1992	53
Rex Schuette	Chief Financial Officer	2001	34
David Shearrow	Chief Risk Officer	2007	30
Glenn White	President, Atlanta Region	2007	37
Craig Metz	Marketing	2002	19
Bill Gilbert	Retail Banking	2000	35

United Community Banks.

Business and Operating Model

"Community bank service, large bank resources"

- **Twenty-seven "community banks"**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $7.2 billion bank*

- **Service is point of differentiation**
  - *#1 in Customer Satisfaction according to Customer Service Profiles*
  - *J.D. Power Customer Service Champion*
    - ✓ Recognized 40 companies in the U.S.
    - ✓ Only bank to be recognized
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95% satisfaction rate in 2011

- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*

Robust Demographics *(fast growing markets)*

Markets[1]	Population (in thousands)	Population Growth (%)	
		Actual 2000 - 2010	Projected 2010 - 2015
North Georgia	394	23 %	7 %
Atlanta MSA	5,611	32	10
Gainesville MSA	191	37	13
Coastal Georgia	373	11	5
Western North Carolina	429	12	4
East Tennessee	860	14	6
Total Markets			
Georgia	10,014	22	7
North Carolina	9,552	19	8
Tennessee	6,366	12	5
United States	311,213	11	4

[1] *Population data is for 2010 and includes those markets where United takes deposits.*
Source: SNL

United Community Banks

Market Share Opportunities
(excellent growth prospects)

Markets	Market Deposits (in billions)[1]		United Deposits[2]		Banks	Offices	Deposit Share[1]	Rank[1]
North Georgia	$	6.8	$	2.0	11	23	33 %	1
Atlanta MSA		48.2		2.0	10	37	4	7
Gainesville MSA		2.5		.3	1	6	14	3
Coastal Georgia		7.0		.4	2	9	6	7
Western North Carolina		7.3		1.0	1	20	13	3
East Tennessee		15.9		.3	2	10	2	10
Total Markets	**$**	**87.7**	**$**	**6.0**	**27**	**105**		

[1] *FDIC deposit market share and rank as of 6/11 for markets where United takes deposits. Source: SNL and FDIC.*

[2] *Based on current quarter.*

Leading Demographics

Rank	Ticker	Company[1]	State	Total Assets ($ B)	2010 - 2015 Population Growth [2]
1	CFR	Cullen/Frost Bankers, Inc.	TX	$18.5	9.07%
2	WAL	Western Alliance Bancorporation	AZ	6.5	7.60
3	FCNCA	First Citizens Bancshares, Inc.	NC	21.0	7.41
4	GBCI	Glacier Bancorp, Inc.	MT	7.0	7.19
5	PRSP	Prosperity Bancshares, Inc.	TX	9.7	7.18
6	IBOC	International Bancshares Corporation	TX	11.8	7.06
7	**UCBI**	**United Community Banks, Inc.**	**GA**	**7.2**	**7.06**
8	TCBI	Texas Capital Bancshares, Inc.	TX	6.7	6.37
9	HBHC	Hancock Holding Company	MS	19.8	6.29
10	FCBN	First Citizens Bancorporation, Inc.	SC	8.4	6.05
11	FIBK	First Interstate BancSystem, Inc.	MT	7.2	5.93
12	BOKF	BOK Financial Corporation	OK	24.2	5.91
13	SNV	Synovus Financial Corp.	GA	28.3	4.85
14	FHN	First Horizon National Corporation	TN	25.1	4.43
15	UMPQ	Umpqua Holdings Corporation	OR	11.5	4.28

Note: Financial information as of June 30, 2011

(1) Includes publicly traded companies with assets between $5.0 – 50.0 billion as of June 30, 2011

(2) Population growth weighted by county (cumulative)

Data Source: SNL Financial

United Community Banks.

Proactively Addressing Credit Environment

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

U United
UNITED Community Banks.

Performing Classified Loans

(in millions)	3Q11	2Q11	1Q11	4Q10	3Q10
LOANS BY CATEGORY					
Commercial (Sec. by RE):					
Owner Occupied	$ 69	$ 72	$ 75	$ 86	$ 83
Income Producing	65	46	45	71	74
Total Comm (Sec. by RE)	134	118	120	157	157
Commercial Construction	26	31	35	90	103
Commercial & Industrial	25	17	16	17	22
TOTAL COMMERCIAL	**185**	**166**	**171**	**264**	**282**
Consumer / Installment	3	3	2	3	4
Residential Construction	76	74	81	159	178
Residential Mortgage	77	70	69	86	86
LOANS	**$ 341**	**$ 313**	**$ 323**	**$ 512**	**$ 550**

United Community Banks

Business Mix Loans *(at quarter-end)*

(in millions)	3Q11	2Q11	1Q11	4Q10	3Q10	3Q11 vs. 3Q10
LOANS BY CATEGORY						
Commercial (Sec. by RE):						
Owner Occupied	$ 1,037	$ 1,014	$ 994	$ 980	$ 994	$ 43
Income Producing	734	728	698	781	787	(53)
Total Comm (Sec. by RE)	1,771	1,742	1,692	1,761	1,781	(10)
Commercial Construction	169	195	213	297	310	(141)
Commercial & Industrial	429	428	431	441	456	(27)
Total Commercial	**2,369**	**2,365**	**2,336**	**2,499**	**2,547**	**(178)**
Residential Construction	474	502	550	695	764	(290)
Residential Mortgage	1,150	1,177	1,187	1,279	1,316	(166)
Consumer / Installment	117	119	121	131	133	(16)
TOTAL LOANS	**$ 4,110**	**$ 4,163**	**$ 4,194**	**$ 4,604**	**$ 4,760**	**$ (650)**

U UNITED United Community Banks.

Loans – Markets Served *(at quarter-end)*

(in millions)	3Q11	2Q11	1Q11	4Q10	3Q10	3Q11 vs. 3Q10
LOANS BY MARKET						
Atlanta MSA	$ 1,192	$ 1,188	$ 1,179	$ 1,310	$ 1,365	$ (173)
Gainesville MSA	272	275	282	312	316	(44)
North Georgia	1,478	1,500	1,531	1,689	1,755	(277)
Western North Carolina	607	626	640	702	719	(112)
Coastal Georgia	316	325	312	335	345	(29)
East Tennessee	245	249	250	256	260	(15)
Total	**$ 4,110**	**$ 4,163**	**$ 4,194**	**$ 4,604**	**$ 4,760**	**$ (650)**

United Community Banks

Residential Construction – North Georgia

(in millions)	3Q11	2Q11	1Q11	4Q10	3Q10	3Q11 vs. 3Q10
Land Loans						
Developing Land	$ 51	$ 58	$ 62	$ 88	$ 98	$ (47)
Raw Land	25	25	27	40	42	(17)
Lot Loans	124	129	131	159	168	(44)
Total	**200**	**212**	**220**	**287**	**308**	**(108)**
Construction Loans						
Spec	15	18	25	31	38	(23)
Sold	14	19	21	21	22	(8)
Total	**29**	**37**	**46**	**52**	**60**	**(31)**
Total Res Construction	**$ 229**	**$ 249**	**$ 266**	**$ 339**	**$ 368**	**$ (139)**

United Community Banks

Residential Construction – Atlanta MSA

(in millions)	3Q11	2Q11	1Q11	4Q10	3Q10	3Q11 vs. 3Q10
Land Loans						
Developing Land	$ 19	$ 20	$ 22	$ 30	$ 34	$ (15)
Raw Land	15	16	19	23	27	(12)
Lot Loans	22	22	24	32	45	(23)
Total	**56**	**58**	**65**	**85**	**106**	**(50)**
Construction Loans						
Spec	28	30	34	38	42	(14)
Sold	8	9	11	10	11	(3)
Total	**36**	**39**	**45**	**48**	**53**	**(17)**
Total Res Construction	**$ 92**	**$ 97**	**$ 110**	**$ 133**	**$ 159**	**$ (67)**

United Community Banks.

Business Mix Loans *(at year-end)*

(in millions)	2010	2009	2008	2007	2006
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 1,761	$ 1,779	$ 1,627	$ 1,476	$ 1,230
Commercial Construction	297	363	500	527	469
Commercial & Industrial	441	390	410	418	296
Total Commercial	**2,499**	**2,532**	**2,537**	**2,421**	**1,995**
Residential Construction	695	1,050	1,479	1,829	1,864
Residential Mortgage	1,279	1,427	1,526	1,502	1,338
Consumer / Installment	131	142	163	177	180
TOTAL LOANS	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**

United Community Banks

Loans – Markets Served *(at year-end)*

(in millions)	2010	2009	2008	2007	2006
LOANS BY MARKET					
Atlanta MSA	$ 1,310	$ 1,435	$ 1,706	$ 2,002	$ 1,651
Gainesville MSA	312	390	420	399	354
North Georgia	1,689	1,884	2,040	2,060	2,034
Western North Carolina	702	772	810	806	773
Coastal Georgia	335	405	464	416	358
East Tennessee	256	265	265	246	207
Total	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**

United Community Banks

Lending – Credit Summary

(in millions)

Legal lending limit	$220
House lending limit	20
✓ Project lending limit	12
Top 25 relationships	410

Regional credit review – Standard underwriting

U UNITED United Community Banks.

NPAs by Loan Category, Market, and Activity

(in thousands)	Third Quarter 2011 Non-performing Loans	Third Quarter 2011 Foreclosed Properties	Third Quarter 2011 Total NPAs	Second Quarter 2011 Non-performing Loans	Second Quarter 2011 Foreclosed Properties	Second Quarter 2011 Total NPAs	First Quarter 2011 (2) Non-performing Loans	First Quarter 2011 (2) Foreclosed Properties	First Quarter 2011 (2) Total NPAs
NPAs BY CATEGORY									
Commercial (sec.by RE)	$ 21,998	$ 8,880	$ 30,878	$ 17,764	$ 6,796	$ 24,560	$ 20,648	$ 7,886	$ 28,534
Commercial construction	11,370	5,862	17,232	2,782	6,764	9,546	3,701	11,568	15,269
Commercial & industrial	53,009	-	53,009	1,998	-	1,998	2,198	-	2,198
Total commercial	86,377	14,742	101,119	22,544	13,560	36,104	26,547	19,454	46,001
Residential construction	34,472	21,561	56,033	22,643	24,968	47,611	32,038	25,807	57,845
Residential mortgage	22,671	7,960	30,631	24,809	9,056	33,865	23,711	9,117	32,828
Consumer / installment	964	-	964	1,069	-	1,069	1,473	-	1,473
Total NPAs	$ 144,484	$ 44,263	$ 188,747	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147
Balance as a % of Unpaid Principal	77.8%	33.4%	59.3%	64.5%	32.6%	46.3%	57.3%	30.3%	42.4%
NPAs BY MARKET									
Atlanta MSA	$ 13,350	$ 12,971	$ 26,321	$ 14,700	$ 11,239	$ 25,939	$ 21,501	$ 16,913	$ 38,414
Gainesville MSA	5,311	2,495	7,806	4,505	3,174	7,679	4,332	2,157	6,489
North Georgia	105,078	17,467	122,545	28,117	21,278	49,395	30,214	23,094	53,308
Western North Carolina	13,243	7,941	21,184	15,153	8,953	24,106	18,849	7,802	26,651
Coastal Georgia	5,600	2,354	7,954	5,357	2,564	7,921	5,847	3,781	9,628
East Tennessee	1,902	1,035	2,937	3,233	376	3,609	3,026	631	3,657
Total NPAs	$ 144,484	$ 44,263	$ 188,747	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147
NPA ACTIVITY									
Beginning Balance	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302
Loans placed on non-accrual	103,365	-	103,365	35,911	-	35,911	54,730	-	54,730
Payments received	(3,995)	-	(3,995)	(7,702)	-	(7,702)	(3,550)	-	(3,550)
Loan charge-offs	(15,335)	-	(15,335)	(18,888)	-	(18,888)	(43,969)	-	(43,969)
Foreclosures	(10,616)	10,616	-	(22,025)	22,025	-	(17,052)	17,052	-
Capitalized costs	-	818	818	-	20	20	-	270	270
Note / property sales	-	(13,787)	(13,787)	-	(28,939)	(28,939)	(11,400)	(44,547)	(55,947)
Loans held for sale	-	-	-	-	-	-	(74,084)	-	(74,084)
Write downs	-	(1,773)	(1,773)	-	(3,118)	(3,118)	-	(48,585)	(48,585)
Net gains (losses) on sales	-	805	805	-	3,218	3,218	-	(12,020)	(12,020)
Ending Balance	$ 144,484	$ 44,263	$ 188,747	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

(2) The NPA activity shown for the first quarter of 2011 is presented with all activity related to loans transferred to the loans held for sale classification on one line as if those loans were transferred to held for sale at the beginning of the period.

Net Charge-offs by Category and Market

(in thousands)	Third Quarter 2011 Net Charge-Offs	Third Quarter 2011 Net Charge-Offs to Average Loans [4]	Second Quarter 2011 [3] Net Charge-Offs	Second Quarter 2011 [3] Net Charge-Offs to Average Loans [4]	First Quarter 2011 [3] Net Charge-Offs	First Quarter 2011 [3] Net Charge-Offs to Average Loans [4]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec.by RE)	$ 2,192	.50 %	$ 3,259	.76 %	$ 48,607	11.07 %
Commercial construction	1,625	3.54	869	1.70	49,715	76.95
Commercial & industrial	420	.39	523	.49	4,040	3.64
Total commercial	4,237	.71	4,651	.79	102,362	16.66
Residential construction	6,381	5.19	6,629	5.04	92,138	58.20
Residential mortgage	6,110	2.09	4,589	1.55	36,383	11.62
Consumer / installment	818	2.75	614	2.04	691	2.16
Total	$ 17,546	1.68	$ 16,483	1.58	$ 231,574	20.71
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 2,813	.94 %	$ 2,920	.99 %	$ 56,489	17.86 %
Gainesville MSA	1,804	2.64	2,318	3.36	8,616	11.93
North Georgia	8,124	2.16	6,575	1.72	123,305	29.66
Western North Carolina	3,608	2.31	3,522	2.21	26,447	15.61
Coastal Georgia	709	.88	815	1.02	12,003	14.80
East Tennessee	488	.78	333	.54	4,714	7.47
Total	$ 17,546	1.68	$ 16,483	1.58	$ 231,574	20.71

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community

(2) The NPA activity shown for the first quarter of 2011 is presented with all activity related to loans transferred to the loans held for sale classification on one line as if those loans were transferred to held for sale at the beginning of the period.

(3) Includes charge-offs on loans related to United's previously announced asset disposition plan. Such charge-offs severely distorted charge off rates for the first and second quarters of 2011. A separate schedule has been included in this earnings release presenting the components of net charge-offs by loan category and geographic market for the first and second quarters of 2011.

(4) Annualized.

United Community Banks.

Net Charge-offs by Category and Market
Asset Disposition Plan *as of March 31, 2011*

Credit Quality - Net Charge-Offs First Quarter 2011 [1]

(in thousands)	Asset Disposition Plan					First Quarter 2011 Net Charge-Offs
	Bulk Loan Sale [2]		Other Bulk Loan Sales [3]	Foreclosure Charge-Offs [4]	Other Net Charge-Offs	
	Performing Loans	Nonperforming Loans				
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 29,451	$ 11,091	$ 3,318	$ 1,905	$ 2,842	$ 48,607
Commercial construction	32,530	15,328	292	419	1,146	49,715
Commercial & industrial	365	2,303	859	-	513	4,040
Total commercial	62,346	28,722	4,469	2,324	4,501	102,362
Residential construction	43,018	23,459	3,325	11,693	10,643	92,138
Residential mortgage	13,917	14,263	1,676	1,538	4,989	36,383
Consumer / installment	86	168	30	24	383	691
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,186	$ 8,545	$ 1,428	$ 6,034	$ 3,296	$ 56,489
Gainesville MSA	3,563	2,442	957	700	954	8,616
North Georgia	57,969	47,699	2,508	6,585	8,544	123,305
Western North Carolina	11,138	4,743	2,415	1,402	6,749	26,447
Coastal Georgia	6,835	2,180	2,013	634	341	12,003
East Tennessee	2,676	1,003	179	224	632	4,714
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Charge-offs totaling $186 million were recognized on the bulk loan sale in the first quarter of 2011. The loans were transferred to the loans held for sale category in anticipation of the second quarter bulk loan sale that was completed on April 18, 2011.

[3] Losses on smaller bulk sale transactions completed during the first quarter of 2011.

[4] Loan charge-offs recognized in the first quarter of 2011 related to loans transferred to foreclosed properties. Such charge-offs were elevated in the first quarter as a result of the asset disposition plan, which called for aggressive write downs to expedite sales in the second and third quarters of 2011.

United Community Banks.

Credit Quality – Bulk Loan Sale Summary
as of March 31, 2011

Credit Quality - Bulk Loan Sale Summary [1]

(in thousands)	Performing Loans			Nonperforming Loans			Total Loans		
	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]
BY CATEGORY									
Commercial (sec. by RE)	$ 40,902	$ 29,451	$ 11,451	$ 17,202	$ 11,090	$ 6,112	$ 58,104	$ 40,541	$ 17,563
Commercial construction	45,490	32,530	12,960	22,440	15,328	7,112	67,930	47,858	20,072
Commercial & industrial	504	365	139	3,397	2,302	1,095	3,901	2,667	1,234
Total commercial	86,896	62,346	24,550	43,039	28,720	14,319	129,935	91,066	38,869
Residential construction	59,747	43,018	16,729	35,508	23,459	12,049	95,255	66,477	28,778
Residential mortgage	19,342	13,917	5,425	21,716	14,262	7,454	41,058	28,179	12,879
Consumer / installment	120	86	34	238	169	69	358	255	103
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629
BY MARKET									
Atlanta MSA	$ 51,647	$ 37,186	$ 14,461	$ 13,755	$ 8,545	$ 5,210	$ 65,402	$ 45,731	$ 19,671
Gainesville MSA	4,949	3,563	1,386	3,695	2,442	1,253	8,644	6,005	2,639
North Georgia	80,831	57,969	22,862	70,900	47,698	23,202	151,731	105,667	46,064
Western North Carolina	15,468	11,138	4,330	7,228	4,743	2,485	22,696	15,881	6,815
Coastal Georgia	9,493	6,835	2,658	3,527	2,179	1,348	13,020	9,014	4,006
East Tennessee	3,717	2,676	1,041	1,396	1,003	393	5,113	3,679	1,434
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629

[1] This schedule presents a summary of classified loans included in the bulk loan sale transaction that closed on April 18, 2011.

[2] This column represents the book value, or carrying amount, of the loans prior to charge offs to mark loans to expected proceeds from sale.

[3] This column represents the charge-offs required to adjust the loan balances to the expected proceeds from the sale based on indicative bids received from prospective buyers, including principal payments received or committed advances made after the cutoff date through March 31, 2011 that are part of the settlement.

[4] This column represents the expected proceeds from the bulk sale based on indicative bids received from prospective buyers and equals the balance shown on the consolidated balance sheet as loans held for sale.

United Community Banks.

Loans / Deposits – Liquidity

(in millions)

	3Q11	2Q11	3Q10	Variance vs 2Q11	vs 3Q10
Loans	$ 4,110	$ 4,163	$ 4,760	$ (53)	$ (650)
Core (DDA, MMDA, Savings)	$ 2,906	$ 2,794	$ 2,558	$ 112	$ 348
Public Funds	635	649	623	(14)	12
CD's	2,254	2,439	2,463	(185)	(209)
Total Deposits (excl Brokered)	$ 5,795	$ 5,882	$ 5,644	$ (87)	$ 151
Loan to Deposit Ratio	**71%**	**71%**	**84%**		
Investment Securities:					
Available for Sale	$ 1,173	$ 1,193	$ 1,054	$ (20)	$ 119
Held to Maturity	354	372	257	(18)	97
Total Investment Securities	1,527	1,565	1,311	(38)	216
Floating Rate CMD, Bonds	596	623	-	(27)	596
Total Securities Portfolio	2,123	2,188	1,311	(65)	812
Percent of Assets *(Excludes Floaters)*	**21%**	**21%**	**19%**		
Commercial & Short-Term Paper	$ -	$ 175	$ 109	$ (175)	$ (109)
Floating Rate Securities	596	623	13	(27)	583
Excess Fed and Other Cash	230	144	30	86	200
Total Excess Liquidity	**$ 826**	**$ 942**	**$ 152**	**$ (116)**	**$ 674**

United Community Banks.

Wholesale Borrowings - Liquidity

(in millions)

	Unused Capacity	3Q11	2Q11	3Q10	Variance vs 2Q11	vs 3Q10
Wholesale Borrowings						
Brokered Deposits	$ 1,580	$ 210	$ 301	$ 354	$ (91)	$ (144)
FHLB	1,391	41	41	55	-	(14)
Fed Funds	50	-	-	-	-	-
Other Wholesale	405	103	104	104	(1)	(1)
Total	$ 3,426	$ 354	$ 446	$ 513	$ (92)	$ (159)
Long-Term Debt						
Sub-Debt		$ 65	$ 95	$ 95	$ (30)	$ (30)
Trust Preferred Securities		55	55	55	(0)	0
Total Long-Term Debt		$ 120	$ 150	$ 150	$ (30)	$ (30)

United Community Banks®

Business Mix – Deposits *(at quarter-end)*

(in millions)

DEPOSITS BY CATEGORY	3Q11	2Q11	1Q11	4Q10	3Q10	3Q11 vs. 3Q10
Demand & Now	$ 1,686	$ 1,620	$ 1,576	$ 1,573	$ 1,581	$ 105
MMDA & Savings	1,220	1,174	1,149	1,063	977	243
Core Transaction Deposits	**2,906**	**2,794**	**2,725**	**2,636**	**2,558**	**348**
Time < $100,000	1,387	1,503	1,570	1,491	1,492	(105)
Public Deposits	597	605	628	663	561	36
Total Core Deposits	**4,890**	**4,902**	**4,923**	**4,790**	**4,611**	**279**
Time > $100,000	867	936	946	940	971	(104)
Public Deposits	38	44	44	62	62	(24)
Total Customer Deposits	**5,795**	**5,882**	**5,913**	**5,792**	**5,644**	**151**
Brokered Deposits	210	301	685	677	352	(142)
Total Deposits	**$ 6,005**	**$ 6,183**	**$ 6,598**	**$ 6,469**	**$ 5,996**	**$ 9**

United Community Banks®

Core Transaction Deposits

Geographic Diversity


3Q 10
3Q 11
$ in millions
Eastern Tennessee
$131
$163
Coastal Georgia
$146
$177
Gainesville MSA
$164
$180
Western North Carolina
$461
$492
North Georgia
$711
$821
Atlanta MSA
$945
$1,073
$0
$300
$600
$900
$1,200

Core Transactions / Total Deposits (%)

	3Q11	3Q10
Atlanta MSA	53.0 %	49.4 %
North Georgia	45.2	40.2
Western NC	52.8	47.9
Gainesville MSA	54.3	48.7
Coastal GA	46.3	41.6
East TN	53.4	41.9
Total	**48.4 %**	**42.7 %**

United Community Banks.

NPA Sale in 2Q10

Sold $103 Million NPA's – With a $65 Million Capital Option and Warrant

- Completed sale on April 30, 2010
- Accelerates disposition of the more illiquid assets

CATEGORY *(in millions)*			MARKETS *(in millions)*		
Commercial	$	29.4	Atlanta	$	10.7
Commercial Construction		11.3	Gainesville		13.5
Residential Construction		62.4	N. Georgia		50.0
Total	$	103.1	Coastal Georgia		7.6
			North Carolina		21.3
				$	103.1

U United Community Banks.

NPA Sale – Fair Value Accounting 2Q10

Fair Value Accounting – Warrant / Option to Purchase Equity

- Increase to Capital Surplus - $39.8 million
- Pre-tax expense charge - $45.3 million; after-tax cost - $30.0 million
- GAAP Capital +$9.8million – Slight Negative to "Regulatory Capital" (DTA)

(in millions)

	Income Statement	Capital Surplus
Fair Value of Warrants / Option	$ (39.8)	$ 39.8
Loan Discount (3.5% to 5.8%)	(4.5)	
Closing Costs	(1.0)	
Total Charge to Expense	(45.3)	
Tax Benefit	15.3	
Impact on Net Loss	$ (30.0)	$ 39.8

Impact on GAAP Equity $ +9.8

Non-GAAP Reconciliation Tables

(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	3Q11	**2Q11**	**3Q10**
Core net interest revenue reconciliation [(1)]			
Core net interest revenue	$ 59,281	$ 58,946	$ 60,014
Taxable equivalent adjustment	(420)	(429)	(511)
Net interest revenue (GAAP)	**$ 58,861**	**$ 58,517**	**$ 59,503**
Core fee revenue reconciliation [(1)]			
Core fee revenue	$ 11,309	$ 11,096	$ 11,996
Securities gains, net	-	783	2,491
FHLB prepayment charge	-	(791)	(2,233)
Hedge ineffectiveness gains	575	2,810	336
Mark to market on deferred compensation plan assets	(386)	7	271
Fee revenue (GAAP)	**$ 11,498**	**$ 13,905**	**$ 12,861**
Core operating expense reconciliation [(1)]			
Core operating expense	$ 44,093	$ 45,680	$ 44,883
Foreclosed property expense	2,813	1,891	19,752
Mark to market on deferred compensation plan liability	(386)	7	271
Severance - RIF	-	1,150	-
Goodwill impairment charge	-	-	210,590
Operating expense (GAAP)	**$ 46,520**	**$ 48,728**	**$ 275,496**

(1) From continuing operations

United Community Banks.

Non-GAAP Reconciliation Tables

	Operating Earnings to GAAP Earnings Reconciliation		
	3Q11	**2Q11**	**3Q10**
Net interest margin - pre credit reconciliation			
Net interest margin - pre credit	3.84 %	3.71 %	4.13 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.29)	(.30)	(.56)
Net interest margin	**3.55**	**3.41**	**3.57**
Tangible common equity and tangible equity to tangible assets reconciliation			
Tangible common equity to tangible assets	9.09 %	4.79 %	6.78 %
Effect of preferred equity	2.67	6.34	2.41
Tangible equity to tangible assets	**11.76**	**11.13**	**9.19**
Effect of goodwill and other intangibles	.07	.08	2.18
Equity to assets (GAAP)	**11.83 %**	**11.21 %**	**11.37 %**
Tangible common equity to risk-weighted assets reconciliation			
Tangible common equity to risk-weighted assets	14.30 %	14.26 %	9.60 %
Effect of preferred equity	4.26	4.17	3.51
Tangible equity to risk weighted assets	**18.56**	**18.43**	**13.11**
Effect of other comprehensive income	(.58)	(.65)	(.81)
Effect of trust preferred	1.17	1.14	1.06
Effect of deferred tax asset limitation	(5.29)	(5.04)	(2.94)
Tier I capital ratio (Regulatory)	**13.86 %**	**13.88 %**	**10.42 %**

United Community Banks

Analyst Coverage

■ **FBR Capital**

    (Market Perform - Jul 28, 2011)

■ **FIG Partners**

    (Market Perform - Sep 15, 2011)

■ **Guggenheim Securities, LLC**

    (Neutral - Oct 18, 2011)

■ **Keefe, Bruyette & Woods**

    (Market Perform - Oct 13, 2011)

■ **Macquarie Capital (USA)**

    (Neutral - Oct 12, 2011)

■ **Raymond James & Assoc.**

    (Market Perform - May 3, 2011)

■ **Sandler O'Neill & Partners**

    (Buy - Oct 12, 2011)

■ **Stephens, Inc.**

    (Equal Weight - Oct 13, 2011)

■ **SunTrust Robinson Humphrey**

    (Neutral - Oct 12, 2011)

United Community Banks.

United Community Banks, Inc.

Investor Presentation

Third Quarter 2011

Copyright 2011

United Community Banks, Inc.

All rights reserved.